TOKYO AOYAMA AOKI LAW OFFICE
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BAKER & McKENZIE
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FILE NO. 82-3919

February 12, 2002

BY AIR MAIL

02015574

02 MAR -1 AM 8:12

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English excerpt translation of the document which contents were announced by the Company as follows:

- Semi-Annual Report - First Six Months of the 54th Business Year -

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

With kind regards,

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

dlw 3/4

(Excerpt translation)

SEMI-ANNUAL REPORT

First Six Months of the 54th Business Year

From April 1, 2001
To September 30, 2001

BANDAI CO., LTD.

(391045)

[Cover Page]

[Filed Document]	SEMI-ANNUAL REPORT
[Person to when Filing was made]	The Director General of the Kanto Local Finance Bureau
[Filing Date]	December 18, 2001
[Interim Accounting Period]	First Six Months of the 54th Business Year (From April 1, 2001 to September 30, 2001)
[Name of the Company]	Bandai Co., Ltd.
[Name of the Company in English]	Bandai Co., Ltd.
[Title and Name of Representative]	Takeo Takasu, President and Representative Director
[Location of Head Office]	5-4, Komagata 2-chome, Taito-ku, Tokyo
[Telephone Number]	(03) 3847-5011 (key)
[Person to Contact]	Yusuke Fukuda Executive Officer and General Manager of President's Office
[Adjacent Place to Contact]	5-4, Komagata 2-chome, Taito-ku, Tokyo
[Telephone Number]	(03) 3847-5011 (key)
[Person to Contact]	Yusuke Fukuda Executive Officer and General Manager of President's Office

[Place at which copies of the Semi-Annual Report are made available for public inspection]

Tokyo Stock Exchange
(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)
Bandai Co., Ltd., Osaka Branch
(12-3, Toyosaki 4-chome, Kita-ku, Osaka-shi, Osaka)

1. Consolidated Interim Financial Statements, etc.

(1) Consolidated Interim Financial Statements

① Consolidated Interim Balance Sheet

	As of September 30, 2000			As of September 30, 2001			As of March 31, 2001		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Assets)									
I. Current Assets:									
1. Cash and Time Deposits		30,149			33,086			42,258	
2. Notes and Accounts Receivable – Trade		41,836			44,893			47,267	
3. Marketable Securities		4,808			4,620			3,991	
4. Inventories		7,629			8,512			6,478	
5. Deferred Tax Assets – Current		6,616			4,823			5,547	
6. Others		15,856			20,304			16,751	
7. Allowance for Doubtful Receivables		(1,159)			(1,298)			(1,276)	
Total Current Assets		105,736	54.7		114,941	57.9		121,017	58.9
II. Fixed Assets:									
1. Property, Plant and Equipment									
(1) Buildings and Structures	16,221			13,569			13,974		
(2) Land	38,213			37,451			37,048		
(3) Others	8,048	62,484	32.3	7,640	58,661	29.6	7,006	58,028	28.2
2. Intangible Fixed Assets									
(1) Consolidated Adjustments	125			-			-		
(2) Others	3,021	3,146	1.6	3,112	3,112	1.6	2,879	2,880	1.4
3. Investment and Other Assets									
(1) Investment in Securities	12,162			11,626			13,124		
(2) Deferred Tax Assets-Non-Current	5,181			4,570			4,312		
(3) Others	6,424			6,501			7,303		
(4) Allowance for Doubtful Receivables	(1,703)	22,064	11.4	(1,039)	21,659	10.9	(1,108)	23,631	11.5
Total Fixed Assets		87,695	45.3		83,433	42.1		84,540	41.1
Total Assets		193,432	100.0		198,374	100.0		205,557	100.0

	As of September 30, 2000		As of September 30, 2001		As of March31, 2001	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
(Liabilities)						
I. Current Liabilities:						
1. Notes and Accounts Payable – Trade	25,804		25,378		27,720	
2. Short-Term Bank Loans	15,940		5,585		15,991	
3. Current Maturities of Long-Term Debt	-		5,000		5,000	
4. Account Payable – Other	7,864		11,009		11,559	
5. Accrued Income Taxes	4,588		2,827		2,529	
6. Accrued Bonus	2,136		-		1,884	
7. Other Current Liabilities	2,717		5,090		2,723	
Total Current Liabilities:	59,051	30.5	54,892	27.7	67,409	32.8
II. Fixed Liabilities:						
1. Bonds	20,000		15,000		15,000	
2. Long-Term Debt	2,917		431		226	
3. Accrued Retirement and Severance Benefits	1,065		864		990	
4. Officers' Retirement Allowance Reserve	990		1,055		1,058	
5. Other Fixed Liabilities	478		527		590	
Total Fixed Liabilities:	25,452	13.2	17,878	9.0	17,866	8.7
Total Liabilities:	84,503	43.7	72,770	36.7	85,275	41.5
(Minority Interests)						
Minority interests	9,912	5.1	13,315	6.7	13,064	6.3
(Shareholders' Equity)						
I. Common Stock	23,626	12.2	23,626	11.9	23,626	11.5
II. Capital Surplus	22,959	11.8	22,959	11.6	22,959	11.2
III. Consolidated Retained Earnings	53,745	27.8	63,343	31.9	58,706	28.6
IV. Other Valuation Differences of Securities	1,299	0.7	1,213	0.6	2,129	1.0
V. Foreign Currency Translation Adjustment	(1,767)	(0.9)	1,145	0.6	(111)	(0.1)
	99,863	51.6	112,288	56.6	107,310	52.2
VI. Treasury Stock	(847)	(0.4)	-	-	(93)	-
Total Shareholders' Equity	99,016	51.2	112,288	56.6	107,217	52.2
Total Liabilities, Minority Interests and Shareholders' Equity	193,432	100.0	198,374	100.0	205,557	100.0

② Consolidated Interim Statements of Income

	For the Interim Period April 1, 2000 to September 30, 2000			For the Interim Period April 1, 2001 to September 30, 2001			For the Interim Period April 1, 2000 to March 31, 2001		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
I. Net Sales		102,872	100.0		110,321	100.0		217,010	100.0
II. Cost of Sales		62,284	60.5		66,274	60.1		137,092	63.2
Gross Profit		40,587	39.5		44,046	39.9		79,917	36.8
III. Selling, General and Administrative Expenses		31,028	30.2		32,861	29.8		64,101	29.5
Operating Income		9,559	9.3		11,184	10.1		15,816	7.3
IV. Non-Operating Income									
1. Interest Income	184			294			386		
2. Rental Income	118			178			286		
3. Investment Income Applied by the Equity Method	406			154			504		
4. Other Non-Operating Income	377	1,085	1.0	432	1,060	1.0	1,215	2,393	1.1
V. Non-Operating Expenses									
1. Interest Expense	688			356			1,123		
2. Other Non-Operating Expenses	168	856	0.8	99	456	0.4	739	1,862	0.9
Recurring Income		9,788	9.5		11,789	10.7		16,346	7.5
VI. Extraordinary Income									
1. Gain on Sale of Fixed Assets	12			251			18		
2. Gain on Sale of Investments in Securities	-			109			215		
3. Gain on Sale of Equities of Affiliated Companies	-			-			3,454		
4. Reserved Profit in Stock Warrants	3,823			-			3,823		
5. Reserved Allowance for Doubtful Receivables	-			20			411		
6. Reserved Allowance for Prior Service Cost	399			-			399		
7. Other Extraordinary Income	21	4,256	4.1	-	380	0.3	84	8,406	3.9
VII. Extraordinary Loss									
1. Loss on Sale of Fixed Assets	55			90			908		
2. Loss on Disposal of Fixed Assets	29			609			835		
3. Loss on Valuation of Fixed Assets	-			-			1,893		
4. Loss on Disposal of Affiliated Companies	-			52			15		
5. Loss on Sale of Stocks of Affiliated Companies	-			-			59		
6. Loss on Valuation of Investments in Securities	35			350			82		
7. Loss on Write-Down of Investments in Stocks of Affiliated Companies	63			-			63		

8. Loss on Write-Down of Guarantee Money Deposited	179			163			260		
9. Extraordinary Retirement Payment	143			-			309		
10. Loss on Capital Investment in Movie Investment Association	-			265			-		
11. Increase in Allowance for Doubtful Receivables	453	960	0.9	31	1,563	1.4	623	5,052	2.3
Net Income before Income Taxes		13,084	12.7		10,606	9.6		19,700	9.1
Corporate Income, Inhabitant and Enterprise Taxes	4,988			3,636			4,637		
Tax Adjustments	(335)	4,652	4.5	1,016	4,652	4.2	1,232	5,870	2.8
Minority Interests		619	0.6		389	0.4		933	0.4
Net Income		7,812	7.6		5,564	5.0		12,897	5.9

2. Non-Consolidated Interim Financial Statements, etc.

(1) Non-Consolidated Interim Financial Statements

① Non-Consolidated Interim Balance Sheet

	As of September 30, 2000			As of September 30, 2001			As of March 31, 2001		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Assets)									
I. Current Assets:									
1. Cash and Time Deposits	12,606			13,175			21,437		
2. Notes Receivable – Trade	3,107			3,897			2,794		
3. Accounts Receivable – Trade	21,027			19,553			20,354		
4. Marketable Securities	-			2,000			-		
5. Inventories	2,238			2,656			1,856		
6. Short-Term Loans Receivable	335			7,627			410		
7. Deferred Tax Assets – Current	5,285			1,509			2,450		
8. Other Current Assets	7,784			5,275			5,911		
9. Allowance for Doubtful Receivables	(372)			(149)			(139)		
Total Current Assets		52,012	35.9		55,546	39.0		55,076	38.2
II. Fixed Assets:									
1. Property, Plant and Equipment									
(1) Buildings and Structures	7,338			6,038			6,489		
(2) Tools, Furniture and Fixtures	4,237			3,340			3,215		
(3) Land	34,230			33,541			33,541		
(4) Other Properties	630			779			653		
Total Property, Plant and Equipment	46,437			43,669			43,900		
2. Intangible Fixed Assets	1,601			1,437			1,591		
3. Investment and Other Assets									
(1) Investments in Securities	5,658			4,186			5,855		
(2) Investment in Stocks of in Affiliated Companies	31,465			31,482			31,598		
(3) Deferred Tax Assets-Non-Current	5,159			4,960			4,218		
(4) Others	3,217			1,477			2,394		
(5) Allowance for Doubtful Receivables	(672)			(239)			(270)		
Total Investment and Other Assets	44,829			41,868			43,797		
Total Fixed Assets:		92,867	64.1		87,005	61.0		89,289	61.8
Total Assets		144,880	100.0		142,552	100.0		144,365	100.0

	As of September 30, 2000			As of September 30, 2001			As of March 31, 2001		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Liabilities)									
I. Current Liabilities:									
1. Notes Payable – Trade	7,268			7,257			8,379		
2. Accounts Payable– Trade	11,517			9,429			10,253		
3. Current Maturities of Long-Term Debt	-			5,000			5,000		
4. Account Payable – Other	3,650			3,556			4,786		
5. Accrued Income Taxes	2,288			594			21		
6. Accrued Consumption Tax	269			186			282		
7. Accrued Bonuses	1,379			-			1,276		
8. Other Current Liabilities	792			1,924			536		
Total Current Liabilities		27,166	18.7		27,949	19.6		30,536	21.1
II. Fixed Liabilities:									
1. Bonds	20,000			15,000			15,000		
2. Accrued Retirement and Severance Benefits	513			297			403		
3. Officer's Retirement Allowance Reserve	403			444			431		
4. Other Fixed Liabilities	618			618			618		
Total Fixed Liabilities		21,535	14.9		16,361	11.5		16,453	11.4
Total Liabilities		48,702	33.6		44,310	31.1		46,990	32.5
(Shareholders' Equity)									
I. Common Stock		23,626	16.3		23,626	16.6		23,626	16.4
II. Capital Surplus		22,959	15.9		22,959	16.1		22,959	15.9
III. Retained Earnings Appropriated for Legal Reserve		1,489	1.0		1,645	1.2		1,562	1.1
IV. Other Retained Earnings									
1. Voluntary Reserves	41,448			46,034			41,448		
2. Unappropriated Retained Earnings at the End of the Period	5,787			3,308			6,348		
Total Other Retained Earnings		47,236	32.6		49,343	34.6		47,797	33.1
V. Other Valuation Differences of Securities		867	0.6		667	0.4		1,429	1.0
VI. Treasury Stock		-	-		-	-		-	-
Total Shareholders' Equity		96,178	66.4		98,241	68.9		97,375	67.5
Total Liabilities and Shareholders' Equity		144,880	100.0		142,552	100.0		144,365	100.0

② Non-Consolidated Interim Statements of Income

	For the Interim Period April 1, 2000 to September 30, 2000			For the Interim Period April 1, 2001 to September 30, 2001			For the Interim Period April 1, 2000 to March 31, 2001		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
I. Net Sales		59,049	100.0		57,493	100.0		120,959	100.0
II. Cost of Sales		37,252	63.1		36,928	64.2		80,307	66.4
Gross Profit		21,797	36.9		20,564	35.8		40,651	33.6
III. Selling, General and Administrative Expenses		17,057	28.9		16,066	28.0		33,698	27.9
Operating Income		4,721	8.0		4,498	7.8		6,952	5.7
IV. Non-Operating Income		810	1.4		966	1.7		1,403	1.2
V. Non-Operating Expenses		569	1.0		371	0.6		916	0.7
Ordinary Income		4,962	8.4		5,093	8.9		7,440	6.2
VI. Extraordinary Income		3,968	6.7		14	-		5,611	4.6
VII. Extraordinary Loss		410	0.7		1,150	2.0		2,157	1.8
Net Income before Taxes		8,520	14.4		3,957	6.9		10,894	9.0
Corporate Income, and Inhabitant and Enterprise Taxes	2,376			761			21		
Tax Adjustments	1,140	3,516	5.9	751	1,512	2.6	4,508	4,529	3.7
Net Income		5,003	8.5		2,444	4.3		6,364	5.3
Profit or Loss Brought Forward		784			863			784	
Interim Cash Dividend		-			-			727	
Amount Recorded as Legal Reserve		-			-			72	
Unappropriated Retained Earnings at the End of the Term		5,787			3,308			6,348	